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                                                Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-75746

PROSPECTUS

                                 285,714 SHARES

                             MCAFEE.COM CORPORATION

                              CLASS A COMMON STOCK

                             ---------------------

     This prospectus relates to the public offering, which is not being underwritten, of up to 285,714 shares of our Class A Common Stock which is held by some of our current stockholders. The selling stockholders identified in this prospectus acquired their shares of our Class A Common Stock in a private transaction in which McAfee.com acquired NeoWorx, Inc.

     The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

                             ---------------------

     Our Class A Common Stock is listed on the Nasdaq National Market under the symbol "MCAF." On February 12, 2002, the closing price for our Class A Common Stock was $16.23 per share.

                             ---------------------

     INVESTING IN THE CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                             ---------------------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

               The date of this Prospectus is February 12, 2002.
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     No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by McAfee.com (referred to in this prospectus as "McAfee.com," the "Company" and "we"), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made. References made herein to this prospectus shall include any prospectus supplement subsequently filed.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering described in this prospectus is completed.

          (1) McAfee.com's Annual Report on Form 10-K, for the year ended December 31, 2000, filed with the Commission on March 23, 2001;

          (2) McAfee.com's Quarterly Reports on Form 10-Q, for the quarter ended March 31, 2001 filed with the Commission on May 15, 2001, for the quarter ended June 30, 2001 filed with the Commission on August 14, 2001, and September 30, 2001 filed with the Commission on November 13, 2001; and

          (3) The description of our Common Stock contained in our Registration Statement on Form S-1, as amended, filed with the Commission on August 23, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Evan Collins
     Vice President, Chief Financial Officer
     McAfee.com Corporation
     535 Oakmead Parkway
     Sunnyvale, California 94085
     (408) 992-8100

     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                   MCAFEE.COM

     We provide online PC management products and services for consumers. Through our web site at www.McAfee.com, we allow consumers to secure, repair, update and upgrade their PCs. We believe we are among the first consumer applications service providers, or ASPs. As an ASP, we generate revenue by encouraging PC users to subscribe to our service which gives them online access to version-less PC security and management software applications that we host on our servers. Under this ASP model, consumers "rent

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versus buy" our software applications. Our applications allow our subscribers to manage their PCs by checking for and eliminating viruses, optimizing PC system performance, repairing problems and, updating outdated software. We also offer relevant content and contextual e-commerce services that enable users to maximize their PC investment. In September 1999 we began charging subscription fees for our McAfee Clinic service. In the year 2000 we added a Firewall service and a Wireless Security service. We had over 1,220,000 paid unique subscribers to our services as of September 30, 2001.

     McAfee.com Corporation was incorporated in Delaware in December 1998. As of October 31, 2001, Network Associates owned 36,000,000 shares of our Class B common stock, representing approximately 76.3% of our outstanding common stock and approximately 90.6% of the overall voting power of our capital stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

     The following risk factors should be considered in conjunction with the information in this Form S-3.

RISKS RELATED TO OUR RELATIONSHIP WITH NETWORK ASSOCIATES

     We are currently a majority-owned subsidiary of Network Associates. We were incorporated in December 1998 and effective January 1, 1999 Network Associates contributed the assets of its consumer e-commerce business to us.

 WE DO NOT OWN MUCH OF THE CORE TECHNOLOGY AND INTELLECTUAL PROPERTY UNDERLYING OUR CURRENT PRODUCTS AND OUR CURRENTLY PLANNED PRODUCTS

     Much of the core technology and intellectual property underlying our current products and our currently planned products is licensed to us by Network Associates under a license agreement. This license agreement

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has a perpetual term subject to specific termination provisions contained in the agreement. This license agreement:

     - restricts our use of the licensed technology to providing single-user consumer licenses for our products and services sold over the Internet or for Internet-based products and licensing the technology to original equipment manufacturers for sale to individual consumers;

     - allows Network Associates to continue to sell "shrink-wrapped" boxed products incorporating the licensed technology through non-online distribution channels, such as retail stores;

     - prevents us from offering products from companies other than Network Associates if Network Associates offers a competitive product;

     - grants to Network Associates a license to all technology that we create based on the copyrights that we license from Network Associates;

     - does not enable us to independently enforce Network Associates' intellectual property rights in the licensed technology against third parties; and

     - allows Network Associates to terminate the cross license if we fail to cure any material breach of the cross license within 30 days after being notified by Network Associates of the breach, subject to mandatory dispute resolution prior to the effectiveness of any proposed termination.

     Despite precautions that Network Associates and we may take, third parties could copy or otherwise obtain or use the proprietary information without authorization or develop similar technology independently. If Network Associates fails to adequately and timely protect the technology it licenses to us, our business may be adversely affected.

 MOST OF OUR AGREEMENTS WITH NETWORK ASSOCIATES ARE NOT THE RESULT OF ARM'S LENGTH NEGOTIATIONS AND AS A RESULT THE AGREEMENTS MAY BE LESS FAVORABLE TO US THAN IF THE AGREEMENTS WERE NEGOTIATED AT ARM'S LENGTH

     Most of our agreements with Network Associates were negotiated when we were a wholly owned subsidiary of Network Associates and one of our two directors at that time was a director and the chief executive officer of Network Associates. In addition, Network Associates employed Srivats Sampath, our president and the other director at the time, prior to joining McAfee.com in December 1998.

 WE MAY BE UNABLE TO PURSUE BUSINESS OPPORTUNITIES AVAILABLE TO US BECAUSE OF OUR RELATIONSHIP WITH NETWORK ASSOCIATES

     We do not currently have a clear policy in place with Network Associates to delineate business opportunities between us and Network Associates, except that the license agreement restricts each party from selling licensed products in specified markets and prevents us from offering products based on technology competitive with that provided to us by Network Associates. In connection with the launch of our .NET initiative, in March, 2001, we entered into a reseller agreement so that we could offer our services to small and medium-sized businesses without violating the terms of the license agreement. The complexity and fluid nature of the marketplace and the rapid technological changes in how services are distributed over the Internet make it likely that the scope of the license agreement with Network Associates will be difficult to interpret in future cases. Our failure or Network Associates' failure to properly interpret the restrictive provisions contained in the license agreement could result in either party pursuing business opportunities that are prohibited under the agreements, and could confuse potential customers and require the attention of our senior management to resolve.

     Our ability to take advantage of a specific business opportunity may be affected by Network Associates' representation on our board of directors, its voting control over us and our comparatively limited resources. As a result, we may be unable to successfully pursue business opportunities available to both Network Associates and us.

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 OUR HOSTED PRODUCTS AND SERVICES CURRENTLY COMPETE WITH SOME OF NETWORK
 ASSOCIATES' EXISTING PRODUCTS AND MAY COMPETE WITH FUTURE NETWORK ASSOCIATES' PRODUCTS AND SERVICES, WHICH WOULD SIGNIFICANTLY LIMIT OUR BUSINESS OPPORTUNITIES

     Network Associates will continue to offer competing products through traditional non-online distribution channels, such as retail stores. These products include "shrink wrapped," boxed versions of McAfee VirusScan and McAfee Office, a suite of products that incorporates a number of the features included in our online products and services. Network Associates also provides hosted online products and services to businesses. Our license agreement with Network Associates generally restricts our use of the licensed technology to providing single-user consumer licenses and grants Network Associates a license to the proprietary technology, which enables us to provide hosted products and services. Although we have entered into a reseller agreement with Network Associates allowing us to offer hosted online products and services to business customers outside of Japan, the agreement is non-exclusive and requires that we pay a significant royalty to Network Associates. We compete with Network Associates on a number of factors, including price, preferred method of software delivery, and consumer convenience. Network Associates has significantly greater resources than we do and potential customer confusion could harm our business.

 NETWORK ASSOCIATES' ABILITY TO EXERT CONTROL OVER US COULD RESULT IN ACTIONS THAT ARE NOT CONSISTENT WITH THE INTERESTS OF OUR OTHER STOCKHOLDERS, PARTICULARLY WITH RESPECT TO A CHANGE OF CONTROL

     Network Associates' substantial voting control over us could conflict with the interests of our other stockholders. Our capital stock consists of Class A common stock and Class B common stock. Holders of Class A common stock are entitled to one vote per share, and Network Associates, as the sole holder of Class B common stock, is entitled to three votes per share. In the event that Network Associates transfers Class B common stock to a third party, the transferred Class B common stock automatically converts to Class A common stock upon transfer. As of October 31, 2001, Network Associates owned 36,000,000 shares, or 100%, of the outstanding Class B common stock, representing approximately 91% of the overall voting power of our outstanding stock. As long as the shares of Class B common stock held by Network Associates represent more than 25% of our outstanding voting capital stock, Network Associates will have a majority of the voting power represented by our outstanding stock. This voting power will enable Network Associates to:

     - elect our entire board of directors and, as a result, control matters requiring board approval, subject to Network Associates' contractual obligation to vote in favor of at least two independent directors or at least a majority of independent directors if a change of control of Network Associates takes place that is not approved by the Network Associates continuing directors;

     - control matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

     - otherwise control or influence the business direction and policies of McAfee.com.

     In light of its voting control and board influence, Network Associates will have significant influence over matters requiring approval of our board of directors and stockholders. Two of our current board members are affiliated with Network Associates: George Samenuk is Network Associates' chief executive officer, and Stephen C. Richards is Network Associates' chief financial officer. Our business could be adversely affected if these directors act in favor of Network Associates' interests over ours while on our board of directors.

     Network Associates' voting control and board influence may have the effect of discouraging many types of transactions involving a change of control, including transactions in which the holders of Class A common stock might otherwise receive a premium for their shares over the then-current market price. In addition, we have elected not to be subject to Section 203 of the Delaware General Corporation Law, which would otherwise provide certain restrictions on "business combinations" between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and in certain cases by our stockholders. As a result, for example, as long as Network Associates owns more than 50% of the outstanding common stock, Network Associates could effect a change in control of McAfee.com through sales of its shares without our other stockholders having an opportunity to participate in the transaction.

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 BECAUSE NETWORK ASSOCIATES CONSOLIDATES OUR OPERATING RESULTS WITH ITS OWN, IT
 MAY ATTEMPT TO RESTRICT OUR EXPENDITURES, WHICH COULD ADVERSELY AFFECT OUR BUSINESS IN THE LONG TERM

     As long as Network Associates owns common stock having at least a majority of our voting power, it will continue to consolidate our operating results with its own for accounting purposes. Our business strategy will require us to incur large expenses resulting in significant losses as we attempt to establish our brand by increasing our marketing efforts and establishing strategic relationships. Incurring large expenses for these purposes may conflict with Network Associates' interests in maximizing its net earnings, and Network Associates may attempt to influence our expenditures in a manner that limits our losses in the short term but may not be in our best interests in the long term.

 WE RELY ON NETWORK ASSOCIATES TO ADEQUATELY PROTECT AND DEFEND OUR LICENSED TECHNOLOGY AND INTELLECTUAL PROPERTY AND ANY FAILURE BY NETWORK ASSOCIATES TO DO SO COULD ADVERSELY AFFECT OUR BUSINESS

     We rely on Network Associates to protect the technology and intellectual property that it licenses to us through a combination of patent, trademark, trade secret and copyright law and contractual restrictions. Despite Network Associates' precautionary measures, third parties could copy or otherwise obtain or use the licensed technology and intellectual property without authorization. Our license agreement with Network Associates does not permit us to take independent legal action against third parties to enforce Network Associates' intellectual property rights. In the future Network Associates may be, subject to litigation related to the technology licensed to us. Adverse determinations in that litigation could:

     - result in the loss of Network Associates', and as a result our, proprietary rights, which could prevent us from selling our products;

     - subject us to significant liabilities; or

     - require Network Associates and/or us to seek licenses from third parties.

 OUR BUSINESS MAY BE HARMED BY ANY LITIGATION TO WHICH NETWORK ASSOCIATES IS A PARTY WITH RESPECT TO ANTI-VIRUS TECHNOLOGY IT LICENSES TO US

     Hilgraeve has filed suit against Network Associates with respect to the anti-virus technology that we license from Network Associates. The parties have recently settled this litigation. In the event that we had been named as a defendant in the Hilgraeve litigation, we would have exercised our right to indemnification set forth in an indemnification agreement with Network Associates, wherein Network Associates has agreed to indemnify and defend us and hold us harmless from any losses as a result of these or other intellectual property claims known prior to December 2, 1999. In general, the litigation process is subject to inherent uncertainties and we and/or Network Associates may not prevail in these matters, or we and/or Network Associates may be unable to obtain licenses with respect to any patents or other intellectual property rights of third parties that may be held valid or infringed upon by us through our use of intellectual property licensed to us by Network Associates. Uncertainties inherent in the litigation process include, among other things, the complexity of the technologies involved, potentially adverse changes in the law and discovery of facts unfavorable to Network Associates or McAfee.com. In addition, any involvement in legal actions regarding our intellectual property rights could be expensive and could distract our management from our day-to-day operations.

 BECAUSE WE LICENSE OUR ANTI-VIRUS AND OTHER TECHNOLOGY FROM NETWORK ASSOCIATES, OUR ABILITY TO COMPETE IN OUR MARKETS DEPENDS IN PART ON THE SUCCESS OF NETWORK ASSOCIATES' RESEARCH AND DEVELOPMENT

     Under our license agreement with Network Associates, Network Associates licenses to us all future improvements based on the licensed technologies. Our research and development efforts will initially focus on adapting the licensed technology for sales of products and services over the Internet. Specifically, we do not plan to undertake independent research and development efforts relating to the anti-virus technology licensed from Network Associates but instead plan to rely on future improvements developed by Network Associates. As a result, our ability to introduce additional or enhanced anti-virus products is directly impacted by the success of Network Associates' related research and development efforts. If Network Associates does not

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commit sufficient resources to these efforts, or if its efforts are unsuccessful or untimely, the quality of our anti-virus products would suffer and we would be required to commit significant resources to our own research and development efforts. If we are required to do so, our ability to maintain any technological leadership currently provided by Network Associates would be severely constrained by our relatively limited capital resources, engineering capabilities and other resources necessary to timely develop and introduce additional or enhanced anti-virus products. This would significantly harm our competitive position and business.

     We expect to rely on Network Associates' ongoing research and development efforts to keep our anti-virus products up-to-date. Accordingly, we will not control whether these products will:

     - continue to recognize and eliminate new computer viruses;

     - incorrectly report the presence or absence of computer viruses;

     - incorporate leading-edge technology; or

     - be adequately protected from infringement by third parties or infringe upon the intellectual property rights of third parties.

 BECAUSE WE SHARE THE MCAFEE BRAND WITH NETWORK ASSOCIATES, ITS ACTIVITIES RELATED TO ITS MCAFEE-BRANDED PRODUCTS COULD HARM OUR BRAND AND OUR COMPETITIVE POSITION

     The value of our McAfee.com brand is closely linked to the reputation of Network Associates' McAfee-branded software, such as VirusScan. Network Associates owns the McAfee trademark and will continue to maintain the right to control the sale of McAfee and other Network Associates-branded "shrink-wrapped" boxed software into non-online and corporate channels. Our McAfee.com brand and competitive position could be harmed by:

     - publicity surrounding inadequate levels of consumer support for, or poor performance of, Network Associates' McAfee-branded products, particularly McAfee VirusScan; and

     - customer confusion related to Network Associates' continued sale of McAfee-branded products in non-online channels and corporate channels including the on-line offering of anti-virus products to businesses.

     The McAfee.com web site address, or domain name, and the McAfee trademark are important to our business and are licensed to us by Network Associates. If we were to lose the McAfee.com domain name or the use of this trademark, our business would be harmed, and we would need to devote substantial resources towards developing an independent brand identity.

 WE RELY ON NETWORK ASSOCIATES TO PROVIDE CRITICAL SERVICES TO US, AND FAILURE ON ITS PART TO EFFECTIVELY DO SO COULD ADVERSELY AFFECT OUR BUSINESS

     We currently rely on Network Associates for some cash management functions, tax and payroll administration, insurance, employee benefits administration and other services. We have entered into a services agreement with Network Associates for the continued provision of these services. Until otherwise terminated, this agreement will continue in effect through the end of December 2000 with automatic one-year renewal periods following this date. This agreement was not the result of arm's length negotiation since we were a wholly owned subsidiary of Network Associates at the time we negotiated and entered into the agreement. As a result, the agreement may be less favorable to us than if it was negotiated at arm's length. If this agreement is terminated or if Network Associates fails to satisfactorily provide these services, we would be required to provide these services internally or find a third-party 20 provider of these services. Any services we choose to provide internally may not be as cost-effective as those that Network Associates is currently providing, particularly in light of our lack of experience as an independent organization. If we are required to obtain these services from a third party, we may be unable to do so in a timely, efficient and cost effective manner, or the services we receive may be inferior to those that Network Associates is currently providing.

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RISKS RELATED TO OUR BUSINESS

 WE HAVE A HISTORY OF LOSSES AND HAVE ONLY RECENTLY BECOME PROFITABLE ON A QUARTERLY BASIS

     As of September 30, 2001, we had an accumulated deficit of approximately $62.4 million. We have only recently become profitable, reporting a profitable quarter for the three months ended September 30, 2001. We have not yet achieved profitability on an annual basis. We may be unable to sustain or increase our profitability on a quarterly or annual basis. It is critical to our success that we continue to devote financial, sales and management resources to developing brand awareness for our web site and our online PC security and management products and services. As a result, we expect that our operating expenses may increase significantly during the next several years, as we incur additional expenses related to:

     - development, marketing and promotion of products and services;, including our .NET initiative targeting at small to medium sized business;

     - development of our web site and related infrastructure; and

     - development and maintenance of strategic relationships.

     With the addition of these operating expenses, we will need to generate significant additional revenues to achieve profitability on an annual basis and sustain it thereafter.

 OUR REVENUE IS SIGNIFICANTLY DEPENDENT ON OUR ABILITY TO DELIVER PRODUCTS AND TECHNOLOGIES TO OUR PARTNERS IN A TIMELY MANNER. FAILURE TO PROVIDE THESE DELIVERABLES IN A TIMELY MANNER MAY SEVERELY IMPACT REVENUE IN ANY PARTICULAR QUARTER

     Historically, our engineering and marketing teams have had to provide contract deliverables in connection with sponsorship contracts pursuant to strict timetables in order for us to achieve revenue objectives. Although, we have transitioned our efforts to selling products and services, from time to time, we still must meet strict contract timetables in order to recognize revenue. Failure to meet such timetables could cause revenue to be deferred until the following quarter.

 VOLATILITY IN THE CAPITAL MARKETS AND A SLOWDOWN IN THE BUSINESS OF MANY INTERNET COMPANIES MAY SUBSTANTIALLY REDUCE OUR REVENUE AND LENGTHEN OUR SALES CYCLE

     Historically, a significant portion of our revenue has been derived from our sponsorship arrangements, McAfee branded services and online marketing affiliate arrangements, with Internet companies. Volatility in the capital markets and a slowdown in the business of many Internet companies has impacted adversely many of our past and potential Internet company customers, particularly early stage companies and those companies that have undertaken expansive advertising campaigns to build an online marketing presence. As a result of these actual or potential difficulties, our Internet company customers, many of whom are early stage companies or have engaged in their own large advertising campaigns, may, to the extent they have not already done so:

     - reduce their e-commerce and advertising relationships with us;

     - elect not to enter into long-term agreements, or agreements involving large up-front payments or slotting fees paid to us;

     - require shorter-term agreements with us and payments made over time based on actual performance; and

     - face difficulties in paying for existing or new obligations owed to us.

     These events would act to lengthen our sales cycle and reduce our revenue and correspondingly adversely impact our business.

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 OUR APPLICATIONS SERVICE PROVIDER BUSINESS MODEL IS RELATIVELY UNPROVEN, AND
 OUR SUCCESS DEPENDS ON MARKET ACCEPTANCE OF OUR HOSTED APPLICATIONS

     Historically, substantially all of our revenue has come from software sales through our web site and other online resellers, such as Beyond.com. Our current strategy is to expand upon this base and broaden our role as an applications service provider, or ASP, providing consumers with online access to PC security and management software applications hosted on our servers. Under this ASP model, consumers "rent versus buy" our software, which means PC users purchase a license to use the software hosted on our servers for a limited duration of time with all version updates included, as opposed to purchasing a single version of traditional software with perpetual access to only one version. We believe we are among the first of the consumer-focused ASPs, and this concept may not achieve broad acceptance in the market. We began providing our application services online in October 1998. To build awareness and demand for our hosted products and services, we offered our McAfee Clinic and other products and services for free prior to September 2, 1999, when we began charging a subscription fee for McAfee Clinic. Consumer acceptance of our hosted products and services is subject to a number of potential factors, including:

     - consumers' reluctance to pay a subscription fee for our hosted services which were offered for free prior to September 2, 1999;

     - consumers' reluctance to change their software purchasing behavior in favor of services hosted on our servers;

     - consumer concerns regarding the effectiveness of hosted PC products and services compared with software that is entirely on a user's PC;

     - unwillingness by consumers to incur ongoing subscription fees for hosted products and services previously offered for free;

     - consumer concerns about whether the Internet is fast and reliable enough to deliver critical PC security and management functions effectively; and

     - our ability to properly price our products and services to generate the greatest revenue potential.

     Our online services are designed to protect consumer privacy by ensuring that all PC scans are done locally at the PC, all information about the user's PC is transmitted to us anonymously and no scanned data is stored by us. However, consumers' misconceptions about this process could prevent our ASP model from achieving market acceptance.

 IF WE ARE UNABLE TO EFFECTIVELY SELL RENEWAL SUBSCRIPTIONS TO OUR SERVICES, OUR BUSINESS WILL BE HARMED

     We derive a substantial portion of our revenue from the sale of annual subscriptions to our various services. In addition to attracting new subscribers, in order to expand our subscriber base we need to achieve a high rate of customers renewing their subscriptions upon expiration. Until recently we did not have the infrastructure in place to automatically renew expiring subscriptions and we had not sought permission from our customers to automatically renew their subscriptions upon expiration. Since we began charging for our services in September 1999, we have only recently begun the process of contacting our subscribers to offer renewals. Our lack of experience in this aspect of our business may reduce our effectiveness in obtaining subscription renewals. Many of our subscribers paid substantially less than our current retail price for their initial subscription and may be unwilling to renew their subscription at a higher price. We have and will be required to expend substantial marketing, customer service and technical resources to promote subscription renewals and we are offering discounted prices to increase the rate of subscription renewals. This effort may result in higher costs and in reduced average subscription revenue per subscriber. If we are unable to renew subscribers at a sufficient rate, we would likely be unable to maintain or increase our subscriber base and our business will be harmed.

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 ANY FAILURE ON OUR PART TO DEVELOP, MAINTAIN AND ENHANCE STRATEGIC
 RELATIONSHIPS WILL LIMIT OUR ABILITY TO EXPAND OUR DISTRIBUTION AND GROW OUR BUSINESS

     Our distribution strategy will require us to develop and maintain strategic relationships with third parties including Internet portals, Internet shopping sites, and Internet access providers. We believe that the maintenance and enhancement of our relationship with Beyond.com and the establishment of additional strategic relationships in other areas of our business will be critical if we are to expand our business. In August 2000, we extended our current agreement with Beyond.com, effective retroactive to July 1, 2000, which is the largest reseller of our software and the exclusive reseller of third-party software sold on our web site. Although the agreement expired on June 30, 2001, the Internet shopping site, i.e., the McAfee Store, is still operating and we are in the process of negotiating a new agreement. Through the Beyond.com reseller arrangement, Beyond.com purchases licenses to our software from us for resale at the time a customer decides to purchase, paying us for these licenses on a monthly basis. In the three-month period ended September 30, 2001, approximately 18% of our net revenue was derived from the sale of software licenses through Beyond.com. Although we intend to pursue additional strategic relationships in the future, such as our arrangement with SBC to license our McAfee Clinic product to SBC's DSL customers, these efforts may not be successful. To secure and maintain key strategic relationships, we may be required to pay significant fees and/or grant exclusive rights. Even if we do succeed in establishing these relationships, they may not result in our generating additional subscriber or customer relationships or increased revenues.

 OUR REVENUE GROWTH MAY BE DEPENDENT ON OUR ABILITY TO ENTER INTO AND PERFORM UNDER STRATEGIC RELATIONSHIPS WITH PARTNERS FOR THE DISTRIBUTION OF OUR PRODUCTS AND SERVICES WITHIN CERTAIN DESIGNATED TERRITORIES. FAILURE TO ENTER INTO OR PERFORM UNDER SUCH STRATEGIC RELATIONSHIPS IN A TIMELY MANNER OR AT ALL MAY SEVERELY IMPACT REVENUE GROWTH IN FUTURE PERIODS

     Recently, we developed a global affiliate program under which we are pursuing strategic partnerships with distributors of our products and services in certain international territories. In the three months ended September 30, 2001, we had a significant increase in product revenue as a result of our new exclusive relationship with our strategic partner distributor in the Japanese market. The continued success of our global affiliate program is dependent on our ability to identify new strategic business opportunities, to successfully convert these opportunities into revenue-producing relationships and depending on the structure of that relationship, obtain required consents from Network Associates. For example, under our license with Network Associates, Network Associates retained the right to distribute competing products in the retail distribution channel. To allow our Japanese distributor distribution rights in the Japanese retail channel, we were required to obtain Network Associates' prior consent. If required, Network Associates may not give similar consents or may impose significant terms and conditions in conjunction with any required consent. These Network Associates actions could significantly limit the scope of our strategic relationships or their potential benefit to us.

     Furthermore, we face risks in the operation of our global affiliate program, including:

     - we may be unable to perform under strategic relationships which are established;

     - revenue generated under our global affiliate program may be one-time and non-recurring;

     - potential delays in our timing in product development and preparation for use of our products and services in certain international markets;

     - potential for damage to our brand name due to actions taken by our strategic partners which may be out of our control;

     - failure or inability to adequately localize our products and services for consumers in certain international markets; or

     - the ability of strategic partners to terminate their relationships with us.

 OUR EFFORTS TO MARKET OUR SERVICES TO BUSINESSES MAY FAIL

     To date, we have focused on selling our products and services to individual consumers. We recently expanded the scope of our marketing, sales and distribution to include small and medium-sized businesses through a variety of product offerings, such as our .NET initiative. We lack experience in selling to and supporting business customers, and will likely face serious competition, including Network Associates, in this market segment. Accordingly, businesses may be reluctant to adopt our products and services. We are likely to incur substantial incremental costs associated with marketing and supporting a business focused service. This may reduce the resources available for our consumer services business, and negatively impact our revenues and operating results.

 OUR SUCCESS DEPENDS UPON OUR MANAGEMENT TEAM'S ABILITY TO WORK EFFECTIVELY TOGETHER AND OUR ABILITY TO RETAIN THEM

     Because our senior management currently consists of individuals who have worked together for a relatively short period of time our management may be unable to work together effectively. We are substantially dependent on the continued services of our senior management, including Srivats Sampath, our chief executive officer, and Evan Collins, our chief financial officer, as well as key technical and engineering personnel. We do not have employment agreements with any of our senior management or key personnel and we do not maintain any "key person" life insurance policies. If our management team fails to work together effectively, or if we lose the services of any other members of senior management or key personnel, our business could be harmed.

 WE EXPECT SIGNIFICANT STOCK-BASED COMPENSATION CHARGES RELATED TO NETWORK ASSOCIATES REPRICED OPTIONS AND OUR REPLACEMENT OPTIONS

     In light of the decline in Network Associates stock price at the time and in an effort to retain their employee base, in April 1999, Network Associates offered to reprice options held by all employees, other than directors and executive officers. If the employee agreed not to exercise any of the repriced options for a period of twelve months, the exercise price of their eligible employee options with an exercise price in excess of $11.0625 was reduced to $11.0625, the closing market price on the NASDAQ on April 22, 1999. Option holders electing to have their options repriced were required to acknowledge their acceptance by April 28, 1999. As a result of the increase in price between the date on which the options were repriced, April 22, 1999, and the date on which the employees elected to reprice their option grants, April 28, 1999, Network Associates has incurred a stock-based compensation charge. In accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," Network Associates incurred an initial stock-based compensation charge in connection with this repricing. This charge was calculated based on the difference between the exercise price of the new options and their market value on the date of acceptance by employees. This charge is fixed and will continue to be incurred through the remaining vesting period of the repriced options.

     In connection with the establishment of McAfee.com, employees who were to transfer from NAI were offered the option to have their unvested options in Network Associates cancelled and replaced with new options for our shares and keep their vested Network Associates options. This resulted in our issuance of options to purchase 1,224,700 shares. In addition, our employees retained options to purchase 368,717 shares of Network Associates common stock. The Network Associates options cancelled were included in those which were repriced by Network Associates as of April 22, 1999. Under the guidance in FIN 44, the new options issued to our employees are considered to be replacement options and, therefore, are also subject to variable accounting, in the same manner as the Network Associates options they replaced. In addition we must account for the Network Associates options retained by our employees using the variable accounting model.

     We have incurred and will continue to incur variable accounting charges related to Network Associates' repriced options and our replacement options. The valuation of this charge has and will be based on any excess of the closing price at the end of the reporting period or date of exercise, forfeiture, cancellation without replacements, if earlier, over the fair value of our and Network Associates common stock at July 1, 2000, which was $26.063 and $20.375, respectively. Depending upon movements in the market value of our common stock, this accounting treatment may result in significant additional compensation charges in future periods.

  OUR FAILURE TO HIRE AND RETAIN KEY MANAGEMENT PERSONNEL AND OTHER QUALIFIED INDIVIDUALS COULD HARM OUR BUSINESS

     In addition to retaining and motivating our current management and technical employees, we must attract and train new employees in key areas of our company, including marketing and sales, research and development and web information technologies functions. We may be unable to successfully attract, train, retain and motivate key management personnel and other highly skilled technical, sales and marketing and customer support personnel. Competition for these individuals is intense, especially in the San Francisco Bay Area. If we fail to either retain our current employees, or fail to attract and train new employees, our business could be harmed. Recent volatility in our stock price may make it more difficult for us to retain existing employees and attract new employees. An increase in employee turnover may impede our productivity, increase our costs and degrade our overall technical and management experience harming our business.

  OUR INABILITY TO EFFECTIVELY MANAGE OUR WEB SITE TRAFFIC AND INFORMATION TECHNOLOGY INFRASTRUCTURE COULD HARM OUR BUSINESS

     We have experienced significant growth and fluctuations in traffic to our web site. To meet increased traffic demands and potential future traffic increases, we recently expanded our information technology, or IT, infrastructure and continue to add additional infrastructure based on our anticipated requirements.

     We have experienced significant temporary increases in traffic to our web site during the three months ended September 30, 2001, in response to particular events, such as the Nimda and SirCam viruses. To respond to sudden traffic increases, we must expand and maintain the capacity of our IT infrastructure. If we are unable to effectively expand our IT infrastructure to accommodate traffic increases, consumers may experience difficulties in accessing our web site or in downloading products and information from our web site. This could materially harm our business.

     The impact of traffic increases would likely be most severe during unanticipated events such as virus outbreaks. Currently, our web site infrastructure supporting our web site operates at approximately 25% capacity based on average daily traffic levels. These capacity estimates are based on measuring existing web site traffic against the bandwidth specifications of our installed hardware.

     Currently, Beyond.com provides electronic distribution for software products sold on our web site. If we were to elect to provide our own electronic distribution of these products and the related updates and upgrades, we would need to increase our IT infrastructure.

  WE RELY ON BEYOND.COM FOR SOFTWARE LICENSE SALES AND PRODUCT FULFILLMENT, AND ANY FAILURE BY BEYOND.COM TO PERFORM THIS SERVICE EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS

     During the three months ended September 30, 2001, approximately 18% of our net revenue was derived from the sale of our software licenses through Beyond.com. Included in these revenues are software licenses sold on our web site for which Beyond.com acts as a reseller and provides product fulfillment. Beyond.com provides fulfillment for these products whether they are distributed electronically by Beyond.com or in "shrink-wrapped" box format shipped to customers. If Beyond.com does not provide these services in a timely and satisfactory manner, we would be required to replace Beyond.com and our business could be harmed.

  WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS THAT COULD CAUSE OUR STOCK PRICE TO FLUCTUATE

     We expect that our quarterly and long-term revenues and operating results will fluctuate significantly in the future based upon a number of factors, many of which are not within our control.

     We have significantly increased our operating expenses to expand our marketing and sales activities and have expanded our operating infrastructure. We may be required to continue incurring substantial operating expenses to maintain and expand our business. We base our operating expenses on anticipated market growth and our operating expenses are relatively fixed in the short term. We may be unable to accurately assess market growth rates and accordingly we may incorrectly forecast and budget operating expenses. As a result, if our revenues are lower than we expect, our quarterly and long-term operating results may not meet the expectations of public market analysts or investors, which could cause the market price of our common stock to decline.

     It is likely that in some future period, our operating results or our financial analyst forecasts of future operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may drop. The primary factors that may affect our quarterly and long-term revenues and operating results include the following:

     - the number of visitors to our web site, the proportion of visitors that become registered users, the proportion of registered users that convert to paying online subscribers and the rate at which they renew their subscriptions;

     - seasonality, such as during summer months, when Internet usage is typically lower;

     - the number of visitors to our web site who purchase products offered through our web site and the mix of products purchased;

     - the amount of advertising purchased on our web site and the price we may be able to charge for advertising on our web site;

     - our success in licensing our contextual e-commerce technology;

     - the amount and timing of our operating expenses and capital expenditures;

     - the percentage of revenue which is deferred, which may fluctuate based on the change in product mix and/or pricing;

     - costs related to potential acquisitions of businesses or technologies;

     - our success in branding and marketing third party products and services; and

     - one-time, non-recurring revenue recognition resulting from our global affiliate program.

  BECAUSE OUR HISTORICAL FINANCIAL STATEMENTS ARE DERIVED FROM NETWORK ASSOCIATES' HISTORIC FINANCIAL RESULTS PRIOR TO THE TIME WE ADOPTED OUR CURRENT BUSINESS MODEL, THEY MAY NOT BE INDICATIVE OF OUR FUTURE PERFORMANCE

     Our historical financial statements prior to our fiscal year 1999 were derived from the historic books and records of Network Associates. Furthermore, although historically substantially all of our revenues have come from traditional software sales, our current strategy is to expand our role as an ASP, providing consumers with online access to software applications hosted on our servers. For these reasons, we do not believe that our historical operating results are representative of our business model going forward. As a result, you should not rely on comparisons of our historical operating results as an indicator of our future performance.

  THE GROWTH OF OUR NET REVENUE DEPENDS TO A SIGNIFICANT EXTENT UPON THE CONTINUED DEMAND FOR OUR ANTI-VIRUS PRODUCTS AND SERVICES

     We believe that to date a significant portion of the traffic to our web site has been generated by consumer demand for our anti-virus products and services. A decline in the demand for, or the price that consumers are willing to pay for, our anti-virus products and services as a result of competition, an erosion of brand loyalty, perceived degradation in product quality, technological changes, the bundling by third parties of anti-virus functionality into their products or services or other factors would harm our business and operating results. We license the technology underlying our anti-virus products and services from Network Associates and we are therefore dependent on the continued quality and availability of Network Associates' anti-virus technology.

  COMPETITION FROM OTHER VENDORS MAY RENDER OUR PRODUCTS OBSOLETE OR LEAD TO REDUCED SALES OF OUR PRODUCTS OR REDUCED MARKET SHARE

     Vendors of hardware and of operating system software or other software, such as e-mail software, may enhance their products or bundle separate products to include PC security and management software similar to our products. This competition from vendors and their widespread inclusion of products that perform some of the same or similar functions as our products within computer hardware or other software, such as those offered by our current competitors Dell and Microsoft, could render our products duplicative or obsolete and result in reduced sales and market share. Even if these incorporated products are inferior or more limited than our products, consumers may nevertheless believe that the incorporated products eliminate the need to purchase our products separately. If we were unable, either directly or indirectly through Network Associates, to develop new PC security and management products to further enhance operating systems or other software and to successfully replace any obsolete products, our business would suffer.

  IF OUR PRODUCTS AND SERVICES ARE NOT EFFECTIVE, OUR REPUTATION AND BUSINESS MAY BE HARMED AND CONSUMERS MAY MAKE PRODUCT LIABILITY CLAIMS AGAINST US

     Our PC security and management software products and services are used to protect and manage PCs. If these products and services are not effective, our reputation will be harmed and demand for our products and services could decrease, which would materially adversely affect our business. As a result, we could face potential product liability and related claims. Our anti-virus products and services may fail to effectively detect and respond to existing or newly developed computer viruses. In addition, our anti-virus technology may cause a "false alarm" by detecting viruses that do not actually exist. Our PC management services may not perform effectively, causing a consumer to accidentally lose or delete a file and other data. Any of the foregoing events could harm our reputation and our business and could lead to claims against us. This risk is especially acute for anti-virus software because of the rate at which new viruses are introduced, the challenges involved in widely distributing software updates before customers have been infected by new viruses, and the severity of the harm that consumers may suffer as a result of viruses. Because we license the technology underlying our anti-virus products and services from Network Associates, the quality of these products and services depends on Network Associates' research and development efforts. We seek to limit our exposure to potential product liability claims through limitation of liability provisions in our electronic and shrink-wrap licenses and through disclaimers. However, these measures, particularly those involving unsigned licenses, may not be effective under the laws of some jurisdictions.

 WE MAY BE INVOLVED IN LEGAL PROCEEDINGS AND LITIGATION ARISING IN THE ORDINARY COURSE OF BUSINESS

     Our principal asset is our intellectual property, and we compete in an increasingly competitive market. There has been substantial litigation regarding intellectual property rights of technology companies. In the past, we have been, and in the future we may be, subject to litigation related to our intellectual property. There can be no assurance that material adverse consequences will not arise out of any litigation to which we may become party.

     The litigation process is subject to inherent uncertainties and no assurance can be given that we will prevail in any such matters, or will be able to obtain licenses, on commercially reasonable terms, or at all, under any patents or other intellectual property rights that may be held valid or infringed by us or our products. Uncertainties inherent in the litigation process involve, among other things, the complexity of the technologies involved, potentially adverse changes in the law and discovery of facts unfavorable to us.

 IF MICROSOFT TECHNOLOGY FAILS TO MAINTAIN ITS MARKET SHARE OUR BUSINESS WILL BE ADVERSELY AFFECTED

     Currently, our online services are designed exclusively for PCs running Microsoft's Windows 95, Windows 98, Windows 2000, Windows XP and Windows NT operating systems. For our web browser interface, we utilize Microsoft's Internet Explorer technology. We do not support Netscape browser technology except through use of specialized software, commonly referred to as "plug-ins," that must be downloaded over the Internet, a potentially time-consuming and complicated process. For such plug-ins to work, Microsoft's Internet Explorer must reside on the user's PC. If Microsoft's technology fails to continue to be broadly accepted by consumers, or if consumers migrate to other technologies that we do not support, our business would be harmed.

 OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND TO COMPETE WE MUST CONTINUALLY ADAPT TO THESE CHANGES AND INTRODUCE NEW PRODUCTS AND SERVICES THAT ACHIEVE BROAD MARKET ACCEPTANCE

     The market for Internet products and services is subject to rapid technological developments, evolving industry standards and consumer demands, and frequent new product introductions and enhancements. To remain competitive, we must continue to enhance and improve the ease of use, responsiveness, functionality and features of our web site. These efforts may require us to internally develop increasingly complex technologies or license them from either Network Associates or other parties. Developing and integrating new products, services or technologies into our web site could be expensive and time-consuming. Any new features, functions or services may not achieve market acceptance or enhance our brand loyalty. If we fail to develop and introduce or acquire new features, functions or services effectively on a timely basis, we may be unable to continue to attract new users or to retain our existing users. Furthermore, we may not succeed in incorporating new Internet technologies, or to do so, we may incur substantial expenses. We must also work through our strategic relationships to expand and enhance the content on our web site.

 COMPETITION FROM OTHER COMPANIES THAT OFFER PC SECURITY AND MANAGEMENT SERVICES COULD REDUCE OUR NET REVENUE AND MARKET SHARE

     A large number of Internet companies compete for users, advertisers, e-commerce transactions and other sources of online revenue. The market for PC security and management products is intensely competitive and we expect competition to increase in the near-term. Competitive factors affecting our market include:

     - relatively low barriers to entry, allowing current and new competitors to launch new Internet sites at a relatively low cost using commercially available software;

     - the ability of some of our present and future competitors to offer their products and services for free;

     - new technologies that may increase competitive pressures by enabling our competitors to offer lower-cost services; and

     - web-based applications that direct Internet traffic to web sites and users to computer management services that compete with ours.

     Increased competition could result in price reductions, diminished market share and loss of subscribers, which could materially harm our business. We believe that competition for consumers of PC security and management services will continue to increase as the Internet grows as a commercial medium and as consumer ownership of PCs and other Internet access devices becomes more widespread. To respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm our business.

     In the market for anti-virus software products, we compete primarily against Symantec and Trend Micro Systems, which offer software licenses to anti-virus software products, including boxed products sold through retail store channels. In the market for hosted PC security and management solutions, we also compete primarily against Symantec and Trend Micro Systems, as well as other PC utility vendors. In particular, Symantec and Trend Micro Systems both offer online anti-virus services. Symantec has recently introduced a set of online security services in addition to its anti-virus service that may begin to compete with and dilute the market share of our services. In the future, we may also compete against PC and system vendors such as Dell, Compaq, IBM, Gateway and Intel that may seek to provide a higher level of support and service to their customers. In particular, Dell has announced an online customer support initiative that includes online PC management services. Operating system and application vendors such as Microsoft provide or plan to provide hosted services to better manage Windows-based PCs. Online PC content sites such as CNET and ZDNet provide or have announced their intention to provide hosted services to enhance their web sites. We are also aware of smaller entrepreneurial companies that are focusing significant resources on developing and marketing these services to consumers.

     In the market for e-commerce, we compete primarily with established online retailers such as Beyond.com, Gigabuys.com, Outpost.com and PC-related content sites such as CNET and ZDNet. We also compete with online comparative shopping services and advertising space provided by major Internet sites such as America Online, Yahoo!, Amazon.com, Lycos, MSN.com and Excite. Some current and many potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and Internet markets than we do. Some of these competitors also have significantly greater financial, marketing, technical and other resources. Other online computer management services may be acquired by, receive investments from, or enter into commercial relationships with larger, more established and better-financed companies. As a result, some of our competitors may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to web site and systems development than we are able to provide. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand.

  OUR INTENDED EXPANSION INTO INTERNATIONAL MARKETS COULD EXPOSE US TO RELATED RISKS THAT COULD HARM OUR BUSINESS

     We currently are expanding our operations outside the United States. To expand our business, we intend to continue to develop subscriber relationships with users outside of the United States. Expansion of our business to international consumers poses significant challenges, including the creation of non-English language or localized versions of our web site. Conducting business outside of the United States is subject to additional risks, including:

     - difficulties related to online payment processing, including foreign currency issues and transacting with consumers who do not have credit cards;

     - currency fluctuations;

     - providing customer support in local languages and time zones;

     - the burden of complying with foreign laws, including uncertain and evolving privacy and consumer protection laws of Europe, which may include restrictions on e-mail marketing;

     - difficulties in securing an international provider of fulfillment services for shrink-wrapped software; and

     - political or economic instability or constraints on international trade.

     Any of the foregoing factors could adversely affect our future international operations, and as a result, harm our business and financial results.

 WE MAY FACE LIABILITY RELATING TO CONTENT ON, OR PRODUCTS AND SERVICES SOLD FROM, OUR WEB SITE

     Our web site provides third-party content and links to other web sites. We could be exposed to claims related to copyright or trademark infringement, errors or omissions or other wrongful acts by the third parties whose content we provide or whose web sites are linked with ours. We enter into agreements with purchase of products or services through direct or indirect links to or from our web site. These arrangements may expose us to additional legal risks and uncertainties, including government regulation and potential liabilities to consumers of these products and services, even if we do not provide the products and services ourselves.

 IF WE ARE UNSUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, WE MAY BE UNABLE TO PREVENT THIRD PARTIES FROM USING THESE RIGHTS AND WE MAY LOSE THESE RIGHTS OR BE REQUIRED TO PAY DAMAGES OR ROYALTIES

     We regard substantial elements of our web site and the underlying technology as proprietary. Despite our precautionary measures and those of Network Associates, it is possible that third parties could copy or otherwise obtain and use our proprietary information without authorization or develop similar technology independently, and the intellectual property laws on which we rely may be ineffective in preventing such unauthorized copying or use.

     Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of the trademark that we use. The McAfee.com web site address, or domain name, and the McAfee trademark are important to our business and are licensed to us by Network Associates. If we were to lose the McAfee.com domain name or the use of this trademark, our business would be harmed and we would need to devote substantial resources towards developing an independent brand identity. From time to time, third parties may claim that our products and services infringe upon their rights. These claims might require us to pay damages or royalties. Any infringement claims, with or without merit, could lead to costly litigation that could absorb significant management time and require substantial expenses.

     Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we can give no assurance regarding the future viability or value of any of our proprietary rights.

 WE COULD FACE CLAIMS BY OUR CUSTOMERS FOR INVASION OF PRIVACY

     We collect and use data from our customers to process their orders for our services. This creates the potential for claims to be made against us based on invasion of privacy or other legal theories. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

 PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW AND OUR RELATIONSHIP WITH NETWORK ASSOCIATES MAY DISCOURAGE TAKEOVER ATTEMPTS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. For example, we have a classified board of directors whose members serve staggered three-year terms and are removable only for cause. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Furthermore, as of October 31, 2001, Network Associates owned 36,000,000 shares, or 100%, of our outstanding Class B common stock, with each Class B share entitled to three votes. As a result, Network Associates will have sufficient voting power to control the direction and policies of McAfee.com.

  WE MAY NEED ADDITIONAL FINANCING TO ACHIEVE OUR BUSINESS OBJECTIVES, AND IF SUCH FINANCING IS UNAVAILABLE, OUR BUSINESS COULD BE HARMED AND OUR PLANNED EXPANSION COULD BE LIMITED

     We may need to obtain additional financing to fund more rapid expansion, to expand our marketing activities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. We may also need to raise funds in the future to meet our working capital needs. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be required to lower our operating expenses by scaling back our operations, such as reducing our marketing and research and development expenditures.

  INTERNET STOCKS HAVE BEEN VOLATILE AND OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY, AND MAY CAUSE A DECLINE IN THE PRICE OF OUR SHARES

     The trading prices of many Internet stocks, including ours, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. During 2000, our closing stock price on the NASDAQ ranged from a high of $55.50 to a low of $2.63, and the closing price on December 20, 2001 was $36.55. The trading price of our stock is likely to remain highly volatile and may be significantly affected by factors including actual or anticipated fluctuations in our operating results, new products introduced by us or our competitors, conditions and trends in the software or e-commerce industries, changes in financial estimates by securities analysts, general market conditions and other factors. Any negative change in the public perception of the prospects of Internet or e-commerce companies in general could also depress our stock price regardless of our business, prospects or operating results.

 WE FACE RISKS ASSOCIATED WITH PAST AND FUTURE ACQUISITIONS AND MINORITY INVESTMENTS

     During 2000, we completed two acquisitions. In October 2001, we completed an acquisition of a company pursuant to a merger agreement. As part of our growth strategy, we may acquire additional companies, products and technologies, which are complementary to our business or make minority investments in complementary companies. These activities involve a number of risks and we may not realize the expected benefits of these transactions. Because we could not realize the benefit of an acquired company's technology, we wrote off the goodwill generated from an acquisition at December 31, 2000.

     The integration of an acquired company or technology involves a complex, time consuming and expensive process. Following any acquisition, we must operate as a combined organization utilizing common information communication systems, operating procedures, financial controls and human resource practices. In order to successfully integrate our completed and other potential acquisitions, we may need to, among other things, successfully:

     - attract and retain key management and other personnel;

     - integrate the acquired products into our suite of product offerings both from engineering and sales and marketing perspective;

     - integrate and support preexisting supplier, distribution and customer relationships;

     - coordinate research and development efforts;

     - integrate sales forces; and

     - consolidate duplicate facilities.

     The difficulties of integrating an acquired company may be exacerbated by the geographic distance between the companies, the complexity of the technologies and operations being integrated, and the disparate corporate cultures being combined. Successful acquisitions may be more difficult to accomplish in the high technology industry than in other industries, and will require the dedication of our management resources. Management's focus on the integration of operations may distract attention from our day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, it is common in the technology industry for aggressive competitors to attract customers and recruit key employees away from companies during the integration phase of an acquisition. If we cannot successfully integrate any potential acquisition, our business could suffer.

     During the nine months ended September 30, 2001, we have recorded an other than temporary decline on two of its minority investments in private companies. This arose due to the announcement by the investee company of a complete change in business plan and significant reduction in workforce. Accordingly, a charge of $2.0 million was recorded in other expenses.

     Our acquisitions and strategic investments involve a number of risks and we may not realize the expected benefits of these transactions. We may lose all or a portion of our investment, particularly in the case of our strategic minority investments. Our available cash and our securities may be used to acquire companies or products, or make minority investments, which could result in significant acquisition-related charges to earnings and dilution to our stockholders. Moreover, if we acquire a company, we may have to incur or assume that company's liabilities, including liabilities that are unknown at the time of acquisition, which may result in a material adverse effect on us.

  WE WILL EXPERIENCE SIGNIFICANT AMORTIZATION CHARGES AND FACE THE RISK OF FUTURE NON-RECURRING CHARGES IN THE EVENT OF IMPAIRMENT

     In future periods we will experience significant charges related to the amortization of purchased technology and goodwill in connection with the acquisition of technology and/or companies accounted for under the purchase method of accounting. In addition, if we later determine that this purchased technology and goodwill is impaired, we will be required to take a related impairment charge to earnings.

INTERNET INDUSTRY RISKS

  IF USE OF THE INTERNET DOES NOT CONTINUE TO GROW AND RELIABLY SUPPORT THE DEMANDS PLACED ON IT BY ELECTRONIC COMMERCE, OUR MARKET AND ABILITY TO ATTRACT NEW SUBSCRIBERS TO OUR SERVICES WILL BE HARMED AND WE MAY EXPERIENCE LOSS OF SALES

     Our success depends upon continued growth in the use of the Internet as a medium of commerce. If the Internet develops more slowly than we expect as a medium of commerce, our business may be seriously harmed. Broad acceptance and adoption of the Internet by consumers and businesses for our online PC products and services will only occur if the Internet provides them with more efficient and cost effective methods of obtaining the products and services offered by McAfee.com.

  GOVERNMENT LEGISLATION AND REGULATION OF THE INTERNET MAY LIMIT THE GROWTH OF OUR BUSINESS AND OUR ABILITY TO MARKET OUR PRODUCTS AND SERVICES

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including online content, user privacy, direct mail marketing, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain how existing laws will be applied to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the usage and demand for our services or materially increase our cost of doing business.

     Some local telephone carriers have asserted that the increasing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and that many areas with high Internet use have begun to experience interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers and online service providers. If access fees are imposed, the costs of communicating on the Internet could increase substantially, potentially slowing the increasing use of the Internet. This could in turn decrease demand for our services or materially increase our cost of doing business.

     A number of European countries have enacted laws restricting the marketing of products and services using e-mail. These restrictions could hinder or restrict the sales and marketing of our products and services in Europe. If similar restrictions were also adopted in the United States or other countries, our business would be materially harmed.

  CURRENT AND FUTURE LEGISLATION COULD LIMIT OUR ABILITY TO EXPAND OUR CONTEXTUAL E-COMMERCE SERVICES AND LICENSING EFFORTS

     Legislation has recently been enacted in several states restricting the sending of unsolicited commercial e-mail. The federal government and several other states are considering, or have considered, similar legislation. Although the provisions of these current and contemplated laws vary, they generally limit or prohibit both the transmission of unsolicited commercial e-mails and the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited e-mails include "opt-out" instructions and that senders of such e-mails honor any "opt-out" requests.

     In addition, the European Union's Directive on Data Protection, adopted in 1998, requires that the electronic transfer of personal data take place only to non-EU countries that provide an adequate level of privacy protection. Uncertainty over whether the U.S. will be deemed to provide an adequate level of privacy protection means that we cannot be certain that this EU Directive will have no impact on our expansion of our contextual e-commerce services, particularly if we choose to target new market opportunities in Europe. Future legislation or the application of existing legislation may harm our business.

     There is a growing body of laws and regulations applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted at the international, federal, state and local level relating to the Internet or e-commerce services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of services. Further, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may impair the growth of the Internet or e-commerce. In turn, the adoption of these laws and regulations could increase our cost of doing business because we currently rely on direct-targeted e-mail campaigns as an element of our marketing and sales strategy. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could harm our business.

  TAXATION OF INTERNET TRANSACTIONS COULD SLOW THE GROWTH OF E-COMMERCE AND HARM OUR BUSINESS

     The tax treatment of electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local levels and by various foreign governments to impose taxes on the sale of goods and services and other e-commerce activities. Recently, the Internet Tax Information Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, future laws may impose taxes or other regulations on e-commerce, which could substantially impair the growth of e-commerce and materially and adversely affect our business.

  IF SOFTNESS IN THE MARKET CONTINUES OR THE MARKET FOR WEB-BASED ADVERTISING DEVELOPS MORE SLOWLY THAN EXPECTED OUR BUSINESS MAY BE ADVERSELY AFFECTED

     Our ability to generate advertising revenues from selling banner advertisements, contextual advertisements and sponsorships on our web site will depend on, among other factors, the continued development of the Internet as an advertising medium, the amount of traffic to our web site and our ability to achieve and demonstrate user demographic characteristics that are attractive to advertisers. Recently, there has been a softness in the market for online advertising. Most potential advertisers and their advertising agencies continue to have only limited experience with the Internet as an advertising medium and continue to limit only a relatively small portion of their advertising expenditures to Internet-based advertising. No standards have been widely accepted to measure the effectiveness of web advertising. If these standards do not develop, existing advertisers might reduce their current levels of Internet advertising or eliminate their spending entirely. The widespread adoption of technologies that permit Internet users to selectively block out unwanted graphics, including advertisements attached to web pages, could also adversely affect the growth of the Internet as an advertising medium. Furthermore, advertisers have traditionally relied upon advertising media other than the Internet, such as newsprint and magazines, and have invested substantial resources in these other advertising methods. Therefore, advertisers may be reluctant to adopt a new strategy and advertise on the Internet.

  IF THE INTERNET INFRASTRUCTURE DOES NOT CONTINUE TO DEVELOP, THE GROWTH OF OUR BUSINESS MAY BE ADVERSELY AFFECTED

     The recent growth in Internet traffic has caused episodes of diminished performance, requiring Internet service providers and users of the Internet to upgrade their infrastructures. Our ability to maintain and increase the speed with which we provide services to consumers and to increase the scope of these services is limited by and dependent upon the speed and reliability of the Internet. Consequently, the emergence and growth of the market for our services is dependent on the performance of and future improvements to the Internet.

  IF OUR INTERNAL NETWORK INFRASTRUCTURE IS DISRUPTED BY COMPUTER HACKERS OR BY OTHER OCCURRENCES, OUR BUSINESS MAY BE ADVERSELY AFFECTED

     Our operations depend upon our ability to maintain and protect our computer systems, which are located in Santa Clara and Sunnyvale, California with a completely redundant facility in Ashburn, Virginia. Given our high profile in the security software market, we are an attractive target for skilled computer users commonly referred to as "hackers or crackers" who attempt to gain unauthorized access to computers or computer networks. In the past, we have been a target of hackers who have, among other things, attempted to penetrate our network security or created viruses to sabotage or otherwise attack our web site. While to date these efforts have been discovered quickly and their adverse impact has been limited, similar efforts or viruses may be created or replicated in the future. In this event, our web site or users' computer systems could be damaged and, as a result, demand for our software products may suffer. In addition, we could be subject to denial of service attacks, a type of Internet attack that bombards a web site with information requests, eventually causing the web site to overload, delaying or disrupting service. Our relationships with our subscribers and customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are not effective, causing our revenues to decrease and our business to suffer. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or harm our reputation.

     We have not experienced any material outages to date. However, our systems are vulnerable to damage from break-ins, unauthorized access, vandalism, fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although we maintain insurance against fires, floods and general business interruptions, the amount of coverage may not be adequate in any particular case.

                                USE OF PROCEEDS

     McAfee.com will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below.

                              SELLING STOCKHOLDERS

     The following tables set forth as of the date of this prospectus, the name of each of the selling stockholders, the number of shares of Class A Common Stock that each selling stockholder owns, the number of shares of Class A Common Stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of Class A Common Stock to be held by each selling stockholder assuming the sale of all the Class A Common Stock offered hereby. An aggregate of 285,714 shares of Class A Common Stock may be offered for sale by this prospectus.

     Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

     The shares being offered by the selling stockholders that appear on the following table were acquired in connection with our acquisition of NeoWorx, Inc., a Wisconsin corporation, in October 2001.

                                      SHARES BENEFICIALLY OWNED
                                          PRIOR TO OFFERING
                                 -----------------------------------     NUMBER OF     SHARES BENEFICIALLY
                                           PERCENT OF                     SHARES           OWNED AFTER
                                               ALL       PERCENT OF    BEING OFFERED         OFFERING
NAME OF SELLING                            OUTSTANDING   OUTSTANDING   -------------   --------------------
STOCKHOLDER                      NUMBER      SHARES         CLASS         OFFERED       NUMBER     PERCENT
---------------                  -------   -----------   -----------   -------------   --------   ---------
Steven D. Burg.................  227,560        *            2.0%         227,560        --          --
Joseph Pantuso.................   37,927        *              *           37,927        --          --
Jason Cambria..................    7,585        *              *            7,585        --          --
Ryan Schneider.................    5,057        *              *            5,057        --          --
Shawn Brown....................    5,057        *              *            5,057        --          --
Chris Ritter...................    1,264        *              *            1,264        --          --
Dona Carlson...................    1,264        *              *            1,264        --          --
                                 -------        --           ---          -------         --          --
Total..........................  285,714        *            2.5%         285,714        --          --

---------------

* Less than 1%.

PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of McAfee.com in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares offered hereby may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
(c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares offered hereby or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of McAfee.com's Class A common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell McAfee.com's Class A common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

     To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer than participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Bylaws limit the liability of our directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

     Our Certificate of Incorporation provides that we must indemnify our directors and may indemnify our other officers, employees and agents to the fullest extent permitted by law.

     We have also entered into agreements to indemnify our directors and officers. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of McAfee.com, arising out of such person's services as a McAfee.com director or officer, any subsidiary of McAfee.com or any other company or enterprise to which the person provides services at our request.

     McAfee.com's Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling McAfee.com pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered hereby will be passed upon for McAfee.com by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of McAfee.com Corporation for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS
PROSPECTUS. NEITHER MCAFEE.COM NOR ANY SELLING STOCKHOLDER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Where You Can Find More Information
  about McAfee.com...................
Forward-Looking Statements...........
Risk Factors.........................
Use of Proceeds......................
Selling Stockholders.................
Plan of Distribution.................
Indemnification of Directors and
  Officers...........................
Legal Matters........................
Experts..............................

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                                 285,714 SHARES

                             MCAFEE.COM CORPORATION
                              CLASS A COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------
                               February 12, 2002

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